ACT IAA
SECTION 203, 204
RULE 204-3
PUBLIC AVAILABILITY 6/20/2013

June 20, 2013

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

IM Ref. No. 2013413717
Goldman, Sachs & Co.

28-00681

In your letter of June 17, 2013, you request our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("**Commission**") under rule 204-3 under the Investment Advisers Act of 1940 ("**Advisers Act**") against unaffiliated registered investment advisers (each, a "**subadviser**") selected by Goldman, Sachs & Co. ("**GS&Co.**") to manage client assets if the subadviser delivers its Form ADV Part 2 to GS&Co., rather than the client, where GS&Co. acts as investment adviser and agent for the client, including for the management of client assets and the receipt of Form ADV Part 2.

Background

You state the following: GS&Co. is an investment adviser registered under the Advisers Act. GS&Co. sponsors wrap-fee or managed account programs or arrangements under which clients grant GS&Co. discretionary authority over their accounts, including the discretionary authority to select subadvisers[1] to manage client assets (the wrap-fee or managed account programs and arrangements will be referred to herein collectively as the "**Discretionary Programs**"). GS&Co. currently includes within the Discretionary Programs more than 40 unaffiliated subadvisers. While, depending on the Discretionary Program, GS&Co. may have the discretionary authority to manage client assets directly, GS&Co. generally hires and allocates (and reallocates) client assets across multiple subadvisers on behalf of a client. If a subadviser manages assets of a client and, therefore, may have an investment advisory relationship with the client, the subadviser has responsibilities under the Advisers Act to provide clients with various disclosures, including information required by Form ADV Part 2A and 2B ("**Brochure Documents**").[2] You propose that GS&Co. would permit clients to elect not to receive the Brochure Documents and, instead, to rely on GS&Co., whom they have tasked with selecting and overseeing the subadvisers, to do so on their behalf.

You state that GS&Co. proposes to proceed as follows:

1. The client would appoint GS&Co. as the client's investment adviser and grant GS&Co. discretionary authority to manage client assets or appoint one or more subadvisers to do so;

2. GS&Co. would offer the client the choice of receiving the Brochure Documents of unaffiliated subadvisers directly or having GS&Co., as agent and on behalf of the client, receive Brochure Documents of subadvisers engaged by GS&Co. to manage the client's assets. When offering clients this choice, GS&Co. would provide clients with sufficient information for them to make an informed choice. In this connection, GS&Co. would briefly explain in plain English

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1 Each subadviser is an "investment adviser" as defined in Section 202(a)(11) of the Advisers Act, and currently is registered as an "investment adviser" under this Act.

2 *See National Regulatory Services, Inc.*, SEC Staff No-Action Letter (Dec. 2, 1992). The proposed arrangement would cover disclosures that subadvisers may be required to deliver when establishing an advisory relationship with a client, with some exceptions in the case of an affiliated subadviser like GSAM. Specifically, the disclosures would include Brochure Documents of subadvisers that contain information required by Part 2A and Part [redacted] ADV.

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the information and disclosures in the Brochure Documents;[3]

3. If the client so wishes, the client would appoint GS&Co. to receive Brochure Documents of subadvisers engaged by GS&Co. to manage the client's assets;[4]

4. GS&Co. would inform the client of the identity of any subadvisers it engages to manage the client's assets;

5. GS&Co. would retain copies of each subadvisers' Brochure Documents it receives on behalf of a client for at least the period required by Rule 204-2 under the Advisers Act;

6. GS&Co. would, upon the client's request, provide the client with copies of any Brochure Documents of subadvisers managing the client's assets either on paper or electronically in accordance with the Commission's guidance on the use of electronic media;[5]

7. GS&Co. would maintain policies and procedures, including those pursuant to Advisers Act Rule 206(4)-7, designed to ensure, among other things, that the Brochure Documents are appropriately reviewed by GS&Co., that GS&Co. is appropriately managing any material conflicts related to any business relationship GS&Co. may have with a subadviser, and that GS&Co.'s decisions on the hiring and firing of subadvisers are exercised in accordance with its fiduciary obligations; and

8. Clients would be free to change their minds at any time and request, for no additional cost, that subadvisers' Brochure Documents be delivered to them directly.

Analysis

Rule 204-3 under the Advisers Act generally requires an investment adviser registered with the Commission to deliver to prospective clients initially and existing clients annually a written disclosure statement containing the information required by Form ADV. A purpose of rule 204-3 is to provide new and prospective advisory clients with clearly written, meaningful, current disclosure of the business practices, conflicts of interest and background of the investment adviser and its advisory personnel.[6] A client may use this disclosure to select his or her own adviser and evaluate the adviser's business practices and conflicts on an ongoing basis. As a result, the disclosure that clients and prospective clients receive is critical to their ability to make an informed decision about whether to engage an adviser and, having engaged the adviser, to manage that relationship.[7]

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3 *See* Instruction 2 of General Instructions for Part 2 of Form ADV.

4 You state that, in some cases, the client's appointment may be implicit in the existing agreements governing the client relationship, in which case GS&Co. expects that it would confirm that the client wishes GS&Co. to receive such Brochures Documents on behalf of the client.

5 *See, e.g., Use of Electronic Media for Delivery Purposes*, Securities Exchange Act Rel. No. 36345 (Oct. 6, 1995); *Use of Electronic Media by Broker-Dealers, Transfer Agents, and Investment Advisers for Delivery of Information*, Securities Exchange Act Rel. No. 37182 (May 9, 1996); *Use of Electronic Media*, Securities Exchange Act Rel. No. 42728 (Apr. 28, 2000).

6 *See Amendments to Form ADV*, Advisers Act Rel. No. IA-3060 (July 28, 2010).

7 *Id.*

You argue that, in this instance, delivery of the Brochure Documents to a properly authorized agent (*i.e.*, GS&Co.)[8] should be deemed to constitute delivery to the agent's principal (*i.e.*, the client), in accordance with well-established common-law agency principles (which you refer to as "constructive delivery" principles). You state that the arrangements between each client and GS&Co. would establish a principal/agent relationship.[9] You state that both the Commission and its staff have endorsed constructive delivery principles in a variety of contexts. In particular, you argue that the Commission and its staff have applied constructive delivery principles to permit: (i) investment advisers (like GS&Co.) to receive various types of communications on behalf (and instead) of their clients; and (ii) investment advisers (like the subadvisers) to satisfy their delivery obligations for various communications by delivering the communications to an agent of the client.

First, in a variety of settings, you argue that the Commission and its staff have applied constructive delivery principles to permit investment advisers to receive various types of communications on behalf (and instead) of their clients. You state, for example, that investment advisers may receive prospectuses for offerings on behalf of their clients,[10] and argue that the same principle should apply to the Brochure Documents. As another example, you note that the Commission has approved various self-regulatory organization rules allowing broker-dealers to satisfy their obligations to deliver proxies, annual and semiannual reports, and other shareholder communications to customers by sending the materials to the customers' investment advisers in lieu of the customers. Specifically, FINRA Rule 2251 and NYSE Rules 451 and 465 generally require a broker-dealer that carries customer positions in "street name" to forward proxies and

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8 You represent that an agent is a person authorized by another to act on his behalf under his control. *See Proctor & Gamble v. Haugen*, 222 F.3d 1262, 56 U.S.P.Q.2D (BNA) 1098, 104 A.L.R. 5th 737 (10th Cir. 2000). "An agency relationship has three essential characteristics: (1) the power of the agent to alter the legal relationship between the principal and third parties and the principal and himself; (2) the existence of a fiduciary relationship toward the principal with respect to matters within the scope of the agency; and (3) the right of the principal to control the agent's conduct with respect to matters within the scope of the agency." *Sabel v. Mead Johnson & Co.*, 737 F. Supp. 135, 138 (D. Mass. 1990) (citing Restatement (Second) of Agency §§ 12-14 (1958)).

9 *See Leib v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 461 F. Supp. 951, 953-54 (E.D. Mich. 1978); and *Robinson v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 337 F. Supp. 107, 111 (N.D. Ala. 1971).

10 You note that a leading securities law treatise suggests that prospectus delivery to an investor's agent should satisfy prospectus delivery requirements under Section 5 of the Securities Act of 1933. In particular, you state that Professors Loss and Seligman have stated in various past editions of their treatise, *Securities Regulation*, that "presumably" delivery of a prospectus to the buyer's broker is sufficient compliance by the seller and his or her broker, even though the buyer's broker never delivers the prospectus to his principal, provided the buyer's broker is authorized or otherwise empowered under general principles of agency law to receive delivery. You state that, in the current edition of this treatise (last updated Dec. 2012), Loss, Seligman write: "Is delivery of a prospectus to the buyer's broker sufficient compliance with §5(b) by the seller and his or her broker, even though the buyer's broker never delivers the prospectus to the principal? Presumably, it is if the buyer's broker is authorized or otherwise empowered under general principles of agency law to receive delivery."

shareholder communications, including annual and semiannual reports, to customers. However, a broker-dealer may deliver such materials to a customer's designated investment adviser instead of the customer if the broker-dealer has received a written instruction from the customer to send the communications to the investment adviser designated to receive them.[11]

Second, you argue that, in various contexts, the Commission and its staff have applied constructive delivery principles to permit investment advisers to satisfy their delivery obligations for various communications by delivering the communications to an agent of the client. For example, Regulation S-P permits investment advisers to satisfy their obligations to deliver initial and opt-out notices to consumers by sending the notices to the consumers' legal representatives. As another example, in connection with the 2003 amendments to the Advisers Act custody rule, the Commission recognized that "some clients may not wish to receive custodial reports" required under rule 206(4)-2 and provided, in effect, that an investment adviser may satisfy its obligations to send notices of custodial arrangements and any required account statements to a client by sending them to an "independent representative" designated by the client.[12]

You argue that under your facts, it is appropriate for the client to have the option to rely on GS&Co. to receive Brochure Documents on his or her behalf. As described above, GS&Co. would offer the client the choice of having GS&Co., as agent and on behalf of the client, receive Brochure Documents of subadvisers engaged by GS&Co. to manage the client's assets, and, if the client so wishes, the client would appoint GS&Co. to do so. When offering clients this choice, GS&Co. would apprise clients of the disclosures covered and briefly explain in plain English the information in the Brochure Documents. GS&Co. would inform the client of the identity of any subadvisers it engages to manage the client's assets. You recognize that clients have an important right to receive Brochure Documents from their investment advisers and you note that GS&Co.'s proposal is not intended to waive or diminish these important rights. GS&Co. would preserve the Brochure Documents it receives and make them available to clients on request as described above. Clients would be free to change their minds at any time and request, for no additional cost, that subadvisers' Brochure Documents be delivered to them directly.

You emphasize that the relief would apply only where the client appoints GS&Co., an investment adviser registered with the Commission under the Advisers Act, as the client's investment adviser, and grants GS&Co. discretionary authority to manage client assets or appoint one or more subadvisers to do so. In these arrangements, GS&Co. is responsible for and makes the decision to engage or retain the subadviser, and for overseeing the subadviser.[13]

The Commission has stated:

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11 *See, e.g.*, FINRA Conduct Rule 2251(f)(4). Beneficial owners may rescind this designation at any time through a written instruction to the member firm.

12 *See Custody of Funds or Securities of Clients by Investment Advisers*, Advisers Act Rel. No. 2176 (Sept. 25, 2003), text accompanying n.35; Advisers Act Rule 206(4)-2(a)(7).

13 In contrast, you do not ask, and we express no view, regarding a situation in which the client retains responsibility to engage or retain a subadviser, including where a client decides to retain the services of a so-called "legacy" subadviser with which the client already has a relationship. GS&Co. recognizes that, where a client is responsible for, and makes the decision to, engage a subadviser, the client should have the benefit of the Brochure Documents to inform that decision.

> Under the Advisers Act, an adviser is a fiduciary whose duty is to serve the best interests of its clients, which includes an obligation not to subrogate clients' interests to its own. An adviser must deal fairly with clients and prospective clients, seek to avoid conflicts with its clients and, at a minimum, make full disclosure of any material conflict... [footnotes omitted][14]

As the client's investment adviser, GS&Co. is required to serve the best interests of the client, seek to avoid conflicts with its clients and, at a minimum, make full disclosure of any material conflict. GS&Co. will deliver its Brochure Documents to clients as required by Rule 204-3. In the event that GS&Co. determines it has a material conflict with a subadviser or for other reasons, GS&Co. might seek to manage the conflict by sending that subadviser's Brochure Document to clients directly so they could evaluate the Brochure Document for themselves or suggest that clients engage another party to evaluate the conflict. Beyond conflicts, there may be other circumstances in which GS&Co. may decide to send disclosures directly to clients when GS&Co. believes this is appropriate given its fiduciary role and responsibilities. You state that such circumstances might include, for example, disclosures relating to extraordinary financial events (*e.g.*, insolvency or bankruptcy) or disciplinary matters that a subadviser would be required to disclose to clients through Form ADV Part 2 or otherwise.

In addition, GS&Co. would maintain policies and procedures, including pursuant to Rule 206(4)-7 under the Advisers Act, designed to ensure, among other things, that the Brochure Documents are appropriately reviewed by GS&Co., that GS&Co. is appropriately managing any conflicts related to any business relationship GS&Co. may have with a subadviser, and that GS&Co.'s decisions on the hiring and firing of subadvisers are exercised in accordance with its fiduciary obligations. These policies, procedures and related controls would include conducting due diligence on subadvisers (*e.g.*, qualifications, performance, fees, and disciplinary history), monitoring the activities of subadvisers, and reviewing their Form ADV and other disclosures.[15]

Beyond the oversight of subadvisers described above, you recognize that stepping "in the shoes" as agent of the client for purposes of receiving Brochure Documents poses significant added responsibilities on GS&Co. In particular, because the clients would no longer receive the disclosures to evaluate the subadvisers and would not be expected to independently evaluate the subadvisers, having delegated this responsibility to GS&Co., GS&Co. will be <u>solely</u> responsible for acting in the client's best interest with respect to any disclosure by the subadviser. GS&Co. represents that if a particular disclosure of any subadviser poses material conflicts to GS&Co. or the client, it would consider whether to (1) not retain the subadviser or (2) inform affected clients of the specific conflict and seek client consent, even though the client may have elected not to receive Brochure Documents generally.

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14 Amendments to Form ADV, *supra* note 5.

15 GS&Co. also maintains information barriers and other controls designed to ensure that its decisions on the hiring, retention and termination of subadvisers are exercised independently and without regard to any material business relationships GS&Co. may have with the subadvisers. These include information barriers designed to "wall off" the business unit involved in making decisions to hire, retain or terminate subadvisers from other GS&Co. business units that might have business relationships with a subadviser that could pose a material conflict (*e.g.*, business units engaged in transaction execution).

Based on your facts and representations, we would not recommend enforcement action to the Commission under rule 204-3 under the Advisers Act against an unaffiliated subadviser if a subadviser selected by GS&Co. to manage GS&Co. client assets delivers its Brochure Document to GS&Co., rather than the client.[16] This response expresses our view on enforcement action only and does not express any legal or interpretive position on the issues presented. Because our position is based upon all of your facts and representations, any different facts or representations may require a different conclusion.

C.A. COURTNEY
Catherine A. Courtney
Senior Counsel

Michael S. Didiuk
Michael S. Didiuk
Senior Counsel

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16 Such advisers are still required to file Form ADV Part 2A electronically with the Commission through the Investment Adviser Registration Depository. *See* Amendments to Form ADV, *supra* note 5.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Steven W. Stone
Partner
202.739.5453
sstone@morganlewis.com

June 17, 2013

Douglas J. Scheidt
Associate Director and Chief Counsel
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Goldman, Sachs & Co. – "Constructive Delivery" of Subadviser Brochures

Dear Mr. Scheidt:

On behalf of Goldman, Sachs & Co. ("GS&Co."), we request that the staff of the Division of Investment Management confirm that it will not recommend enforcement action to the Securities and Exchange Commission ("SEC") under Rule 204-3 under the Investment Advisers Act of 1940 ("Advisers Act") against any unaffiliated registered investment adviser ("subadviser") selected by GS&Co. to manage client assets if the subadviser delivers its Form ADV Part 2 to GS&Co., rather than the client, where GS&Co. acts as investment adviser and agent for the client, including for the management of client assets and the receipt of such disclosures. Below we outline the proposed guidance, review how the proposed guidance is grounded in common law and consistent with SEC precedents, and then explain the rationale behind the proposed guidance.

By way of background, GS&Co. is an investment adviser registered under the Advisers Act. GS&Co. sponsors wrap-fee or managed account programs or arrangements under which clients grant GS&Co. discretionary authority over their accounts, including the discretionary authority to select subadvisers to manage client assets. Currently, GS&Co. includes within its programs and arrangements more than 40 subadvisers. Typically, GS&Co. would, in essence, act as a manager of managers, and the number and types of subadvisers could vary. Each subadviser is an "investment adviser" as defined in Section 202(a)(11) of the Advisers Act, and currently is registered as an "investment adviser" under the Advisers Act.

While, depending on the program or arrangement, GS&Co. might have the discretionary authority to manage client assets directly, GS&Co. generally would hire and allocate (and reallocate) client assets across multiple subadvisers on behalf of a client. Where a subadviser manages assets of a client (and, therefore, may have an investment advisory relationship with the client), the subadviser has responsibilities under the Advisers Act or other applicable law to provide clients with various disclosures, including Form ADV Parts 2A and 2B ("Brochures"). Rather than require that clients be inundated with disclosures from subadvisers when the clients have tasked GS&Co. with selecting and overseeing the subadvisers, GS&Co. would like to permit clients to elect not to receive the disclosures and, instead, to rely on GS&Co. to do so on their behalf.

Proposed Constructive Delivery Guidance

GS&Co. recognizes that subadvisers, which have disclosure delivery obligations in the first place, may raise questions on how this practice might affect their obligations to deliver Brochures to clients. Accordingly, GS&Co. seeks confirmation that the subadvisers may meet their Brochure delivery obligations to clients by delivering Brochures to GS&Co. in lieu of delivering them to the clients in accordance with well-established common-law agency principles (which we refer to as "constructive delivery" principles) to the effect that delivery of a communication to an agent (*i.e.*, GS&Co.) is deemed to constitute delivery to the agent's principal (*i.e.*, the client). GS&Co. proposes to implement the constructive delivery arrangements for Brochures as follows:

1. The client would appoint GS&Co. as the client's investment adviser and grant GS&Co. discretionary authority to manage client assets or appoint one or more subadvisers to do so;
2. GS&Co. would offer the client the choice of receiving Brochures of subadvisers directly or having GS&Co., as agent and on behalf of the client, receive Brochures of subadvisers engaged by GS&Co. to manage the client's assets[1];
3. If the client so wishes, the client would appoint GS&Co. to receive Brochures of subadvisers engaged by GS&Co. to manage the client's assets;[2]

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[1] When offering clients this choice, GS&Co. would provide clients with sufficient information for them to make an informed choice. In this connection, GS&Co. would briefly explain in plain English the information in Brochures, such as in a manner consistent with how the SEC has itself described the information to investors. *See, e.g.*, SEC, Protect Your Money: Check Out Brokers and Investment Advisers (Modified Jan. 24, 2012), http://www.sec.gov/investor/brokers.htm ("The [Part 2A] brochure describes, in a narrative format, the adviser's business practices, fees, conflicts of interest, and disciplinary information," and the Part 2B brochure supplement "includes information about the specific individuals, acting on behalf of the adviser, who actually provide investment advice and interact with the client.").

[2] In some cases, the client's appointment may be implicit in the existing agreements governing the client relationship, in which case GS&Co. expects that it would confirm that the client wishes GS&Co. to receive such Brochures on behalf of the client.

4. GS&Co. would inform the client of the identity of any subadvisers GS&Co. engages to manage the client's assets;

5. GS&Co. would retain copies of Brochures of subadvisers GS&Co. receives on behalf of the client for at least the period required by Rule 204-2 under the Advisers Act;

6. GS&Co. would, on the client's request, provide the client with copies of any Brochures of subadvisers managing the client's assets either on paper or electronically in accordance with the SEC's guidance on the use of electronic media or the Electronic Signatures in Global and National Commerce Act of 2000, as applicable[3];

7. GS&Co. would maintain policies and procedures, including pursuant to Advisers Act Rule 206(4)-7, designed to ensure, among other things, that the Brochures are appropriately reviewed, that GS&Co. is appropriately managing any material conflicts related to any business relationship GS&Co. may have with a subadviser, and that GS&Co.'s decisions on the hiring and firing of subadvisers are made in accordance with its fiduciary obligations; and

8. The client would be free to change its mind at any time and request, for no additional cost, that subadvisers' Brochures be delivered to the client directly.

Common Law Agency & SEC Precedent

Under common-law agency principles, delivery of information to a properly authorized agent[4] is deemed to constitute delivery to the principal if the communication falls within the agent's scope of authority vis-à-vis the principal.[5] The general rule is that the relationship between an agent

[3] *See, e.g.*, Use of Electronic Media for Delivery Purposes, Securities Exchange Act Rel. No. 36345 (Oct. 6, 1995); Use of Electronic Media by Broker-Dealers, Transfer Agents, and Investment Advisers for Delivery of Information, Securities Exchange Act Rel. No. 37182 (May 9, 1996); *Use of Electronic Media*, Securities Exchange Act Rel. No. 42728 (Apr. 28, 2000).

[4] An agent is a person authorized by another to act on his behalf under his control. *See Proctor & Gamble v. Haugen*, 222 F.3d 1262, 56 U.S.P.Q. 2D (BNA) 1098, 104 A.L.R. 5th 737 (10th Cir. 2000). "An agency relationship has three essential characteristics: (1) the power of the agent to alter the legal relationship between the principal and third parties and the principal and himself; (2) the existence of a fiduciary relationship toward the principal with respect to matters within the scope of the agency; and (3) the right of the principal to control the agent's conduct with respect to matters within the scope of the agency." *Sabel v. Mead Johnson & Co.*, 737 F. Supp. 135, 138 (D. Mass. 1990) (citing Restatement (Second) of Agency §§ 12-14 (1958)).

[5] *See Jamrog v. H.L. Handy Co.*, 284 Mass. 195 (1933) (quoting Mechem on Agency (2d Ed.) § 1803) ("'It is the general rule, settled by an unbroken current of authority, that notice to, or knowledge of, an agent while acting within the scope of his authority and in reference to a matter over which his authority extends, is notice to, or knowledge of, the principal.' . . . Generally notice to an agent, while acting for his principal, of facts affecting the character of the transaction is constructive notice to the principal."); *see also* Restatement (Third) Agency § 5.02 (stating that "[a] notification given to an agent is effective as notice to the principal if the agent has actual or

and his or her principal is contractual and the extent of the rights and duties of each must be found in the express or implied terms of the agency contract.[6] Agency law principles also provide that an agent's knowledge of facts or information generally is imputed to the principal if the facts or information are material to the agent's duties to the principal.[7] The arrangements between each client and GS&Co. would establish an agency/principal relationship[8] involving, of course, the provision of fiduciary services.

Although the SEC and the courts have looked to common-law principles to define both the relationship of an investment adviser to its clients and the fiduciary obligations of investment advisers,[9] neither the SEC nor its staff has addressed constructive delivery of disclosures in the investment adviser context. However, both the SEC and its staff have endorsed constructive delivery principles in other contexts, albeit on a more piecemeal basis focused on specific types of communications.[10] Specifically, in a variety of settings, the SEC and its staff have applied

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apparent authority to give the notification, unless the person who gives the notification knows or has reason to know that the agent is acting adversely to the principal").

[6] "The relationship of agency rests on a contract, express or implied, between the parties." *See Esmond Mills v. Comm'r of Internal Revenue*, 132 F.2d 753, 755 (1st Cir. 1943); *Baumgartner v. Burt*, 148 Colo. 64, 365 P.2d 681, 90 A.L.R. 1286 (1961). Although GS&Co. proposes to obtain a client's express direction for GS&Co. to receive certain disclosures on the client's behalf as a prudent business practice, the authority to do so may be implicit in the grant of investment discretionary authority to GS&Co. For example, investment advisers may receive prospectuses for offerings on behalf of their clients. One leading securities law treatise suggests that prospectus delivery to an investor's agent should satisfy prospectus delivery requirements under Section 5 of the Securities Act of 1933 ("Securities Act"). Professors Loss and Seligman have stated in various past editions of their treatise, *Securities Regulation,* that "presumably" delivery of a prospectus to the buyer's broker is sufficient compliance by the seller and his or her broker, even though the buyer's broker never delivers the prospectus to his or her principal, provided the buyer's broker is authorized or otherwise empowered under general principles of agency law to receive delivery. In the current edition of this treatise (last updated Dec. 2012), Loss, Seligman and Commissioner Paredes write: "Is delivery of a prospectus to the buyer's broker sufficient compliance with §5(b) by the seller and his or her broker, even though the buyer's broker never delivers the prospectus to the principal? Presumably, it is if the buyer's broker is authorized or otherwise empowered under general principles of agency law to receive delivery." The Brochure has been described by the SEC as the Advisers Act equivalent of a prospectus and so the same principle should apply to it.

[7] *See* Restatement (Third) Agency § 5.03; *Apollo Fuel Oil v. U.S.*, 195 F.3d 74 (2d Cir. 1999) (stating that, in general, "when an agent is employed to perform certain duties for his principal and acquires knowledge material to those duties, the agent's knowledge is imputed to the principal").

[8] *See Leib v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 461 F. Supp. 951, 953-54 (E.D. Mich. 1978) (stating that the relationship between an investment adviser and its client is one of principal and agent); *Robinson v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 337 F. Supp. 107, 111 (N.D. Ala. 1971).

[9] *See, e.g.,* Proxy Voting by Investment Advisers, Investment Advisers Act Release No. 2106 (Jan. 31, 2003); *SEC v. Capital Gains Research Bureau, Inc.*, 375 U.S. 180, 194 (1963).

[10] As a general matter, the SEC has directly and indirectly recognized that a fiduciary such as an investment adviser to a client stands "in the shoes" of the client. So, for example, under Regulation S, a foreign investment adviser is

constructive delivery principles to permit (i) investment advisers (like GS&Co.) to receive various types of communications on behalf (and instead) of their clients; and (ii) investment advisers (like the subadvisers) to satisfy their delivery obligations for various communications by delivering the communications to an agent of a client. We address each of these two types of precedent in turn below.

First, in a variety of settings, the SEC and its staff have applied constructive delivery principles to permit investment advisers to receive various types of communications on behalf (and instead) of their clients. For example, the SEC has approved various self-regulatory organization ("SRO") rules allowing broker-dealers to satisfy their obligations to deliver proxies, annual and semiannual reports, and other shareholder communications to customers by sending the materials to the customers' investment advisers in lieu of the customers. Specifically, FINRA Rule 2251 and NYSE Rules 451 and 465, each approved by the SEC, generally require a broker-dealer that carries customer positions in "street name" to forward proxies and shareholder communications, including annual and semiannual reports, to customers. However, a broker-dealer may deliver such materials to a customer's designated investment adviser instead of the customer if the broker-dealer has received a written instruction from the customer to send the communications to the investment adviser designated to receive them.[11]

Similarly, in the context of the Securities Exchange Act of 1934 ("Exchange Act") Rule 10b-10, the SEC has recognized constructive delivery principles by allowing a broker-dealer to satisfy its delivery obligations by sending trade-by-trade confirmations to a customer's investment adviser in certain circumstances. Specifically, in the 1994 release amending Rule 10b-10, the SEC

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treated as the purchaser of securities, not the U.S. person clients for which the adviser purchases the securities. In the adopting release to Regulation S, the SEC stated that "[w]ith respect to fiduciary accounts (other than trusts and estates), the definition generally treats the person with the investment discretion as the buyer . . . [W]here a non-U.S. person makes investment decisions for the account of a U.S. person, that account is not treated as a U.S. person." Securities Act Release No. 6863 (May 2, 1990), text at n. 117. This principle is also reflected in SEC rules and SRO rules and positions (approved by the SEC) that establish that a seller or broker-dealer may satisfy its obligations to evaluate the sophistication or experience of an investor by looking to the sophistication and experience of a fiduciary or agent to the investor, such as an investment adviser. *See, e.g.*, Regulation D (concept of purchaser representative); NASD IM-2310-3. Suitability Obligations to Institutional Customers (providing, in connection with institutional suitability principles, that "[w]here a customer has delegated decision-making authority to an agent, such as an investment advisor or a bank trust department, this interpretation shall be applied to the agent."); FINRA Proposed Rule 2111(b) (same); *see also* Federal Reserve Board, Regulation H, Subpart J, § 208.111 (stating in connection with a bank's evaluation of whether a customer "is exercising independent judgment" for purposes of institutional suitability principles, "[w]here a customer has delegated decision-making authority to an agent, such as an investment advisor or a bank trust department, the interpretation in this section shall be applied to the agent."); Treasury Regulation § 13.100(g) (same).

[11] *See, e.g.*, FINRA Conduct Rule 2251(f)(4). Beneficial owners may rescind this designation at any time through a written instruction to the member firm. *Id.*

stated that, where an account is managed by an investment adviser, a broker-dealer may send the confirmation to the client's investment adviser instead of the client if the broker-dealer later sends the client a periodic statement that contains the information required by Rule 10b-10 for each included transaction.[12] Since 1994, the SEC has issued a series of exemptions permitting broker-dealers to satisfy their obligations to deliver trade-by-trade confirmations to customers by sending the confirmations to the customers' investment advisers (including in situations where the broker-dealers or their affiliates were the investment advisers receiving the confirmations on behalf of the customers) and, in this connection, to streamline the information required to be disclosed in periodic statements sent to customers.[13] The SEC's requirement that the broker-dealers disclose certain confirmation information in periodic statements sent to customers appears based on policy concerns relating to the desirability of customers having access to confirmation information for various purposes, including to enable them to oversee the activities of their broker-dealers (which, as noted, may be the advisers that receive the trade-by-trade confirmations instead of the customer). These concerns are not implicated by GS&Co.'s receipt of the subadviser's Brochures on behalf of its clients.

Second, in various contexts, the SEC and its staff have applied constructive delivery principles to permit investment advisers to satisfy their delivery obligations for various communications by delivering the communications to an agent of a client. For example, Regulation S-P permits investment advisers to satisfy their obligations to deliver initial and opt-out notices to consumers by sending the notices to the consumers' legal representatives. Regulation S-P defines "consumer" to mean "an individual who obtains or has obtained a financial product or service from [a financial institution] that is to be used primarily for personal, family, or household purposes, or that individual's legal representative."[14] In the adopting release, the SEC noted that it agreed with several commenters that "the definition of 'consumer' should clarify that a financial institution may satisfy the obligations stemming from a consumer relationship by dealing either with the individual who obtains a financial product or service from a financial institution or that individual's legal representative [and that the SEC did not] intend that the rule

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[12] *Confirmation of Transactions*, Exchange Act Release No. 34962 (Nov. 10, 1994), 59 Fed. Reg. 59612, 59614 (Nov. 17, 1994).

[13] *See, e.g.*, UBS Financial Services, SEC Staff Exemptive Letter (May 24, 2007); Wachovia Securities, SEC Staff Exemptive Letter (Apr. 30, 2007); Sanford Bernstein & Co., LLC, SEC Staff Exemptive Letter (Apr. 18, 2005); Morgan Keegan & Co., Inc., SEC Staff Exemptive Letter (Apr. 21,2005); Wachovia Securities, SEC Staff Exemptive Letter (Aug. 15, 2006); Money Management Institute/Securities Industry Association, SEC Staff Exemptive Letter (Aug. 23, 1999).

[14] Privacy of Consumer Financial Information, 17 C.F.R. § 248.3(g)(1) (2011).

require a financial institution to send opt out and initial notices to ***both*** the individual and his or her legal representatives."[15]

In addition, in connection with the 2003 amendments to the Advisers Act Custody Rule, Rule 206(4)-2, the SEC recognized that "some clients may not wish to receive custodial reports" required under the rule and provided, in effect, that an investment adviser may satisfy its obligations to send notices of custodial arrangements and any required account statements to a client by sending them to an "independent representative" designated by the client.[16] The rule defines "independent representative" to mean a person that "(i) Acts as agent for an advisory client . . . and by law or contract is obliged to act in the best interest of the advisory client . . . ; (ii) Does not control, is not controlled by, and is not under common control with [the adviser]; and (iii) Does not have, and has not had within the past two years, a material business relationship with [the adviser]."[17]

While the subadvisers would obviously have a business relationship with GS&Co., which might be material depending on the circumstances, the subadvisers would generally not establish custodial arrangements or have custody of GS&Co. client assets. Moreover, unlike such an independent representative, which may not be a regulated entity and might simply be another client, GS&Co. is regulated by the SEC as an investment adviser and has policies and procedures, including pursuant to Advisers Act Rule 206(4)-7, designed to ensure that it is appropriately managing any material conflicts related to any business relationship GS&Co. may have with a subadviser.

As relevant for the proposed arrangements, these policies, procedures and related controls would include conducting due diligence on subadvisers, monitoring the activities of subadvisers and reviewing their Brochures, including identifying potential conflicts related to any business relationship GS&Co. may have with the subadvisers. GS&Co. also maintains information barriers and other controls designed to ensure that its decisions on the hiring, retention and termination of subadvisers are made independently and without regard to any material business relationships GS&Co. may have with the subadvisers. These include information barriers designed to "wall off" the business unit involved in making decisions on subadvisers from other GS&Co. business units that might have business relationships with a subadviser that could pose a material conflict (e.g., business units engaged in transaction execution).[18] Recognizing that

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[15] Privacy of Consumer Financial Information, 65 Fed. Reg. 35162, 35167 (June 1, 2000) (emphasis added).

[16] *See* Custody of Funds or Securities of Clients by Investment Advisers, Advisers Act Release No. 2176 (Sept. 25, 2003), text at n. 35; Advisers Act Rule 206(4)-2(a)(7).

[17] Advisers Act Rule 206(4)-2(d)(4).

[18] GS&Co. has designed these information barriers based on SEC and SEC staff guidance in the area, as applicable. *See, e.g.*, Amendments to Beneficial Ownership Reporting Requirements, Securities Exchange Act Rel. No. 39538

any policies, procedures and related controls have possible limitations,[19] in the event that a subadviser's Brochures disclose a matter as to which GS&Co. determines it has a material conflict that is known by personnel making decisions on subadvisers or for other reasons, GS&Co. might seek to manage the conflict by sending the appropriate Brochure to clients directly so they could evaluate the conflict themselves or suggesting that clients engage another party to help them evaluate the conflict.[20] If a particular disclosure of a subadviser poses material conflicts to GS&Co. or a client, GS&Co. would consider whether to not retain the subadviser or to inform affected clients of the specific conflict and seek client consent (even though the clients may have elected not to receive Brochures generally).

All told, the requested guidance affirming the ability of subadvisers to deliver disclosures to clients by delivering them to GS&Co. as the clients' adviser is supported by common-law agency principles as well as SEC precedent allowing investment advisers to receive disclosures on behalf of their clients and to satisfy their own disclosure delivery obligations by delivering disclosures to their clients' agents.

Rationale for Guidance

As we note at the outset, GS&Co. would like to permit clients to elect not to receive subadviser Brochures and, instead, to rely on GS&Co. to do so on their behalf rather than require that clients be inundated with Brochures when the clients have tasked GS&Co. with selecting and overseeing the subadvisers. This is the very same principle that prompted the SEC to permit delivery of custody-related communications to independent representatives – that "some clients may not wish to receive" them.

Moreover, the person who logically should receive the disclosures is the person responsible for making the related investment decisions. Where a client has delegated discretionary responsibility to an investment adviser like GS&Co. to manage the client's account or select

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(Jan. 12, 1998); Anti-Manipulation Rules Concerning Securities Offerings, Securities Exchange Act Rel. No. 38067 (Dec. 20, 1996); The Goldman Sachs Group, Inc., SEC Staff No-Action Letter (Mar. 30, 2001); Goldman, Sachs & Co., SEC Staff No-Action Letter (Feb. 22, 1999).

[19] For example, despite these information barriers, GS&Co. personnel making decisions on subadvisers might learn about a business relationship between GS&Co. and a subadviser if it is announced or otherwise becomes known publicly (e.g., an announcement of an investment banking engagement or acquisition).

[20] *Cf.* Proxy Voting by Investment Advisers, Advisers Act Rel. No 2106 (Jan. 31, 2003) at § II.A.2.b (Resolving Conflicts of Interest). Beyond conflicts, there may be other circumstances in which GS&Co. may decide to send Brochures directly to clients when GS&Co. believes this is appropriate given its fiduciary role and responsibilities. Such circumstances might include, for example, those relating to extraordinary financial events (e.g., insolvency or bankruptcy) or disciplinary matters that a subadviser is required to disclose to clients. *See, e.g.,* Form ADV Part 2A Item 18.B (requiring certain advisers to disclose any financial condition that is reasonably likely to impair their ability to meet contractual commitments to clients).

subadvisers to do so, logically it is the investment adviser that should receive the related disclosures on behalf of the client. Conversely, it makes no logical sense to require that a client in these circumstances receive disclosures where he or she has delegated the discretionary responsibility for acting on the disclosures to an investment adviser.

As we discuss above, the arrangements would apply only to a subadviser engaged on a discretionary basis to manage a client's assets where GS&Co. is responsible for, and makes, the decision to engage or retain the subadviser. In contrast, the arrangements would not apply where the client retains responsibility to engage and monitor a subadviser, including where a client decides to retain the services of a so-called "legacy" subadviser with which the client already has a relationship. GS&Co. recognizes that, where a client is responsible for, and makes the decision to, engage a subadviser, the client should have the benefit of the subadviser's Brochures to inform that decision. However, a client should not be viewed as taking on this role simply by asking questions about GS&Co.'s subadviser selections, imposing restrictions on those selections (or on how a subadviser manages the client's account) or seeking to consult with personnel of the subadviser about the client's account and how it is managed.[21]

We recognize that clients have an important right to receive disclosures from their investment advisers, including Brochures. GS&Co.'s proposal is not intended to waive or diminish a client's right to receive Brochures for subadvisers. GS&Co. would preserve the Brochures it receives and make them available to clients on request as described above. Clients would be free to change their minds at any time and request, for no additional cost, that subadvisers' Brochures be delivered to them directly.

While the SEC rejected an "access equals delivery" approach to Brochure delivery in recent revisions to Form ADV, this rejection was premised on the stated concerns that "an adviser's fiduciary duties may require it to obtain client consent to many of the disclosures required by Part 2 and that electronic access, without evidence that the adviser's delivery obligation has been met (such as by obtaining the client's consent to electronic delivery along with appropriate notice and access) would not, in our judgment, serve to adequately protect client interests." These concerns are not implicated by GS&Co.'s proposal. GS&Co. would actually receive the Brochures and be responsible as a client's investment adviser and fiduciary to protect the client's interests.

We recognize that the SEC and its staff have taken the position in the context of wrap-fee programs that clients should receive Brochures for subadvisers before the subadvisers start

[21] We note that one of the conditions of Rule 3a-4 under the Investment Company Act is that personnel of an investment adviser "who are knowledgeable about the account and its management [be] reasonably available to the client for consultation." Investment Company Act Rule 3a-4(a)(2)(iv).

managing client assets.[22] However, the position that clients should receive Brochures for subadvisers (especially when clients select them) does not address whether clients can appoint an agent to receive the documents on their behalf. In this connection, we recognize that, when evaluating a request such as this, the SEC staff will want to consider the implications of the requested relief, including for the wrap-fee industry (specifically, whether the practice would spread such that many wrap-fee program sponsors would seek to have clients appoint them to receive Brochures on their behalf). While there is a large diversity of wrap-fee or managed account programs operating today, we would expect that any adoption of this constructive delivery approach would be limited to appropriate circumstances in which a program sponsor is willing to take full discretionary responsibility for appointing and managing subadvisers and for receiving their Brochures.

Anecdotally, many wrap-fee program sponsors deliver Brochures for subadvisers that only provide model portfolios even where those subadvisers do not have an advisory relationship with the client.[23] Sponsors may do this because (i) clients might be involved in selecting the model managers and naturally should have information to do so; or (ii) the sponsors might want to ensure that clients have, and consider information about, conflicts or business practices disclosed in the subadvisers' Brochures rather than have them rely solely on the given sponsor to do so. In any event, because stepping "in the shoes" of the client for purposes of receiving disclosures can pose significant added responsibilities, we would expect wrap-fee program sponsors and other advisers to do so only in appropriate circumstances.

* * * * *

In light of the forgoing, we seek your confirmation that the staff of the Division of Investment Management will not recommend enforcement action against subadvisers selected by GS&Co. to manage client assets if they deliver their Brochures to GS&Co. rather than to the clients, as set forth above. The proposal will not diminish GS&Co.'s clients' right to receive Brochures on request if desired.

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[22] *See* Amendments to Form ADV, Advisers Act Release No. 3060 (July 28, 2010); National Regulatory Services, SEC Staff No-Action Letter (Dec. 2, 1992).

[23] While neither the SEC nor its staff has provided specific guidance on whether an investment adviser providing portfolio models to a sponsor of a wrap-fee program (or an "overlay manager" or other investment adviser in such a program) has an investment advisory relationship to clients in the program, the staff has issued guidance relevant to the determination of whether the provider of a model would be deemed an investment adviser to participating clients. *See, e.g.*, BNY ConvergEx Group, LLC, SEC Staff No-Action Letter (Sept. 21, 2010); Morgan, Lewis & Bockius LLP, SEC Staff No-Action Letter (Apr. 16, 1997); Copeland Financial Services, Inc., SEC Staff No-Action Letter (Sept. 21, 1992); Kempner Capital Management, Inc., SEC Staff No-Action Letter (Dec. 7, 1987).

We welcome the opportunity to discuss this request with you. If you have any questions, please feel free to call me at 202.739.5453. On behalf of GS&Co., we appreciate the staff's consideration of this request.

Yours truly,

Steven W. Stone

cc: Rachel Ascher
Goldman, Sachs & Co.